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                                                                    EXHIBIT 20.1

                                 PRESS RELEASE

FOR IMMEDIATE RELEASE

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             AVIVA AND GARNET ANNOUNCE SIGNING OF MERGER AGREEMENT


DALLAS, TEXAS, June 24, 1998 . . . .Aviva Petroleum Inc. (AMEX: "AVV") and
Garnet Resources Corporation (OTC BB: "GARN") announced today that they have signed an Agreement and Plan of Merger. Shareholders of Garnet will receive one share of Aviva common stock for each ten shares of Garnet common stock that they hold. Garnet shareholders holding less than 1000 Garnet shares or who would receive fractional Aviva common shares after the exchange will receive cash in the amount of $0.02 for each Garnet share held. Garnet shareholders entitled to receive Aviva common stock will be issued one Aviva depositary share for each five shares of Aviva common stock that they receive as a result of the merger. The Aviva depositary shares trade on the American Stock Exchange under the symbol "AVV".

Aviva also announced that it has entered into Debenture Purchase Agreements with the holders of $15 million in principal amount of Garnet's outstanding 9 1/2% Convertible Subordinated Debentures due December 21, 1998, providing for the acquisition of the Debentures for an aggregate of approximately 12.9 million shares of Aviva common stock. The acquisition of the Debentures is a condition to Aviva's obligation to consummate the merger. Aviva has reached agreement in principle with its bank lender regarding the terms of a $15 million credit facility. The loan proceeds will be used to refinance the outstanding bank debt of Aviva and Garnet. The refinancing of such bank debt is also a condition of Aviva's obligation to consummate the merger.

Completion of the merger is planned to take place during the third quarter of this year and is subject to various contingencies including the execution of a definitive credit agreement and the approval of the merger by the shareholders of Aviva and Garnet. A Joint Proxy Statement, to be filed shortly with the Securities and Exchange Commission, will be sent to shareholders of both companies prior to special meetings of the shareholders of each company to be called at a later date.

Aviva Petroleum is engaged in the exploration for and the development and production of oil and gas in Colombia and offshore in the United States.
Aviva's common stock is also quoted on the London Stock Exchange (symbol "AVP").

Safe Harbor for Forward-Looking Statements:  Except for historical information
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contained herein, the statements in this press release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties which may cause the Company's actual results in future periods to differ materially from forecasted results. These risks and uncertainties include, among other things, general economic conditions, volatility of oil and gas prices, the impact of possible geopolitical occurrences world-wide, imprecision of reserve estimates, changes in laws and regulations, unforeseen engineering and mechanical or technological difficulties in drilling or working-over wells, and other risks described in the Company's Annual Report on Form 10-K and other filings with the Securities and Exchange Commission.

Further Information:
Ron Suttill, Aviva Petroleum Inc., Dallas, Texas
214 691 3464